Points International Announces New Principal Partnership with Amtrak®

- Company Launches Buy and Gift Program to Enhance Amtrak’s Loyalty Member Services

TORONTO, March 6, 2008 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world’s leading reward-management portal, Points.com - today launched a new principal partnership with Amtrak Guest Rewards® to deliver the Buy and Gift Points Program to Amtrak Guest Rewards members. The Points.com Buy and Gift products enable loyalty program members to purchase additional miles or points online and quickly reach their desired award level.

"We continue to broaden our growing number of worldwide partners," said Points International CEO Rob MacLean, "We are thrilled to be establishing a relationship with Amtrak, the premier passenger rail service in America. Amtrak operates a nationwide rail network in the U.S. serving an average of more than 70,000 passengers on up to 300 trains per day and with our partnership, those Amtrak Guest Rewards members will now be able to reach their awards levels even faster."

"Amtrak remains dedicated to further serving and rewarding our strong base of loyalty members with solutions such as Point’s Buy and Gift program," added Michael Blakey, Senior Director of Loyalty Marketing at Amtrak. "We look forward to working closely with Points and continuing to help make each of our member’s travel experience even better."

The sites are fully hosted and maintained by Points.com and are accessible from a link on Amtrakguestrewards.com. Private branded to any program website’s "look and feel" (including branding, color, graphics, images, language, etc.), Buy and Gift Points creates a straightforward and seamless member experience.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, British Airways Executive Club, Northwest WorldPerks®, Wyndham Hotel Group’s TripRewards® Delta SkyMiles®, and InterContinental Hotels Group’s Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com/corporate

About Amtrak

Amtrak provides intercity passenger rail services to more than 500 destinations in 46 states on a 21,000-mile route system. For schedules, fares and information, passengers may call 800-USA-RAIL or visit Amtrak.com.

For more information contact:
For investor relations:
Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382,
anthony.lam@points.com;
Alex Wellins or Brinlea Johnson, The Blueshirt Group, (415) 217-7722
alex@blueshirtgroup.com, brinlea@blueshirtgroup.com

For partnerships and other inquiries:
Christopher Barnard, President, Points International Ltd., (416) 596-6392,
christopher.barnard@points.com

Corporate website: www.points.com/corporate